UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. ____________)*


                                 NetZero, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   64122R109
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               Charles E. Ardai
                          Juno Online Services, Inc.
                           1540 Broadway, 27th Floor
                           New York, New York 10036
                                (212) 597-9000

                                with Copies to:
                             Gary L. Sellers, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 June 7, 2001
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.64122R109                    13D                   Page 3 of 9 Pages


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Juno Online Services, Inc.

_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

_______________________________________________________________________________
3    SEC USE ONLY



_______________________________________________________________________________
4    SOURCE OF FUNDS*

     00

_______________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
_______________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    50,887,132
  OWNED BY
               ________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    -0-
   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     50,887,132
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [_]

_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     40.48%
_______________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

_______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATUE ATTESTATION

CUSIP No.64122R109                    13D                   Page 4 of 9 Pages

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "NetZero Common Stock"), of NetZero, Inc., a Delaware corporation ("NetZero"). NetZero's principal executive offices are at 2555 Townsgate Road, Westlake Village, California 91361.


Item 2.  Identity and Background.

         The name of the person filing this statement is Juno Online Services, Inc., a Delaware corporation ("Juno"). The address of the principal business and principal office of Juno is 1540 Broadway, 27th Floor, New York, New York 10036. Juno is a provider of Internet-related services to computer users throughout the United States.

         Information regarding the directors and executive officers of Juno is set forth on Schedule A attached hereto. All of the directors and executive officers of Juno are U.S. citizens.

         During the last five years, neither Juno nor, to the best knowledge of Juno, any person named in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         On June 7, 2001, Juno, NetZero, United Online, Inc., a Delaware corporation ("United Online"), JO Acquisition Corp., a Delaware corporation, and NZ Acquisition Corp., a Delaware corporation, entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby the parties shall engage in a business combination (the "Mergers") that results in each of Juno and NetZero becoming a wholly owned subsidiary of United Online.

         Concurrently with the execution and delivery of the Merger Agreement, Juno entered into Voting Agreements, dated as of June 7, 2001, with each of Mark R. Goldston, Charles S. Hilliard, Frederic A. Randall, Jr., Qualcomm Incorporated, Draper Fisher Jurvetson Partners V, L.L.C., Draper Fisher Jurvetson Fund V, L.P., Clearstone Venture Partners I-A, L.P. and Clearstone Venture Partners I-B, L.P. (collectively, the "Stockholders").

CUSIP No.64122R109                    13D                   Page 5 of 9 Pages


         Pursuant to the Voting Agreements, each of the Stockholders has agreed that from June 7, 2001 until the termination of the Voting Agreements, such Stockholder will vote or cause to be voted the shares of NetZero Common Stock over which such Stockholder has voting power to adopt the Merger Agreement (as more fully described in Item 6).

         The descriptions of the Merger Agreement and the Voting Agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements, a copy or form of which appear as Exhibits 1 and 2 hereto, respectively.


Item 4.  Purpose of Transaction.

         The purpose of the transaction is to facilitate the adoption of the Merger Agreement by the stockholders of NetZero.

         Other than as described above, Juno currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Juno reserves the right to develop such plans).


Item 5.  Interest in Securities of the Issuer.

         (a)-(b) As a result of the Voting Agreements, Juno may be deemed to be the beneficial owner of 50,887,132 shares of NetZero Common Stock. Based upon the number of shares of NetZero Common Stock disclosed to Juno by NetZero as outstanding as of June 7, 2001, such shares constitute approximately 40.48% of the issued and outstanding shares of NetZero Common Stock.

         To the knowledge of Juno, no shares of NetZero Common Stock are beneficially owned by any of the persons named in Schedule A.

         (c) Neither Juno, nor, to the knowledge of Juno, any person named in Schedule A, has effected any transaction in the NetZero Common Stock during the past 60 days.

         (d) All pecuniary interests in the NetZero Common Stock referred to in Item 5(a) are held by the Stockholders.

         (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each of the Stockholders has agreed that from June 7, 2001 until the termination of the Voting Agreements, at every meeting of the stockholders of NetZero called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of NetZero with respect to any of the following, such Stockholder will vote or cause to be voted the shares of NetZero Common Stock over which such Stockholder has voting power (x) in favor of (i) adoption of the Merger Agreement (ii) waiving any notice that may have been or may be required relating thereto and (iii) any matter that would reasonably be expected to facilitate the Mergers and (y) against any matter that would reasonably be expected to hinder, impede, prevent or delay the

CUSIP No.64122R109                    13D                   Page 6 of 9 Pages

consummation of the Mergers. Additionally, such Stockholder may not enter into any agreement or understanding with any person to vote or give instructions inconsistent with clause "(x)" or "(y)" of the preceding sentence. In connection with the Voting Agreements, the Stockholders also have granted proxies to certain officers of Juno to vote their NetZero Common Stock in the manner described above.

Item 7.  Material to be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of June 7, 2001, among Juno Online Services, Inc., NetZero, Inc., United Online, Inc., JO Acquisition Corp. and NZ Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Juno's Form 8-K, as filed with the SEC on June 12, 2001).

2. Form of Voting Agreement, dated as of June 7, 2001, between Juno Online Services, Inc. and the Stockholder of NetZero named therein (incorporated by reference to Exhibit 99.2 to Juno's Form 8-K, as filed with the SEC on June 12, 2001).

CUSIP No.64122R109                     13D                  Page 7 of 9 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 15, 2001

                             JUNO ONLINE SERVICES, INC.


                             By:   /s/ Charles E. Ardai
                                   ---------------------
                                   Name:  Charles E. Ardai
                                   Title: President and Chief Executive Officer

CUSIP No.64122R109                     13D                  Page 8 of 9 Pages

                                 EXHIBIT INDEX


1. Agreement and Plan of Merger, dated as of June 7, 2001, among Juno Online Services, Inc., NetZero, Inc., United Online, Inc., JO Acquisition Corp. and NZ Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Juno's Form 8-K, as filed with the SEC on June 12, 2001).

2. Form of Voting Agreement, dated as of June 7, 2001, between Juno Online Services, Inc. and the Stockholder of NetZero named therein (incorporated by reference to Exhibit 99.2 to Juno's Form 8-K, as filed with the SEC on June 12, 2001).

CUSIP No.64122R109                    13D                   Page 9 of 9 Pages


                                  SCHEDULE A


     NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH DIRECTOR AND
               EXECUTIVE OFFICER OF JUNO ONLINE SERVICES, INC.

     The name, business address and title with Juno, and present principal occupation or employment of each of the directors and executive officers of Juno are set forth below. Except as indicated, each person's business address is c/o Juno Online Services, Inc., 1540 Broadway, 27th Floor, New York, New York 10036. Each of the persons identified below is a citizen of the United States.


                                       Present Principal
                                       Occupation Including
  Name and Title                       Name of Employer
  --------------                       ----------------

  Charles E. Ardai                     Chief Executive Officer and President,
  Chief Executive Officer, President   JunoOnline Services, Inc.
  and Director

  Harshan Bhangdia                     Senior Vice President and Chief
  Senior Vice President and Chief      FinancialOfficer, Juno Online Services,
  Financial Officer                    Inc.

  Thomas L. Phillips, Jr.              Chief Executive Officer, Deja.com, Inc.
  Director                             (retired)

  Edward J. Ryeom                      Chief Executive Officer and
  Director                             President, Axalon Ventures

  Louis K. Salkind                     Managing Director, D. E. Shaw &
  Director                             Co., L.P.

  David E. Shaw                        Chairman and President, D. E. Shaw &
  Director                             Co., Inc.